Exhibit 21.1

List of Subsidiaries of the Company

Name of Entity	Jurisdiction of Incorporation/Organization
Dragon Bright Mintai Botanical Technology Company Limited	Hong Kong
Hong Kong Dragon Holdings Limited	Hong Kong
Fujian Qianlon Agricultural Technology Co., Ltd.	China